October 29, 2012

VIA EDGAR

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2012
RESPONSE LETTERS DATED SEPTEMBER 28, 2012, OCTOBER 4, 2012 AND
OCTOBER 10, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth additional information requested of Invesco Ltd. (the “Company”) during a call with the Staff on Friday, October 26, 2012, in which the Staff discussed several comments regarding draft guarantor condensed consolidating financial information included in the Company's letter dated October 25, 2012. Each of the comments, as noted by the Company during the call, is indicated in this letter in italics, followed by the Company's response. We have continued to finalize the amounts disclosed in our draft guarantor condensed consolidating financial information based on these comments and look forward to discussing any additional comments with the Staff.

The Company is filing, via EDGAR, this additional information. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 29, 2012
Mr. Rufus Decker

Draft Revised Guarantor Condensed Consolidating Balance Sheet

1.
In the Adjustments column of the Draft Revised December 31, 2011 guarantor condensed consolidating balance sheet included in the Company's letter dated October 25, 2012, the Staff noted that the adjustment for the current intercompany receivables balance of $978.8 million was not the same offsetting balance as the current intercompany payables balance of $933.1 million and questioned why these numbers were not offsetting amounts.

Response to Comment 1

As discussed in our letter dated October 25, 2012, the numbers in our guarantor footnote were still under review and were marked draft. We have continued to finalize the numbers in advance of our impending amended filings, and we did identify one additional change to the December 31, 2011 condensed consolidating balance sheet information relating to the intercompany balance adjustments. As you noted, the adjustments for current intercompany receivables and payables should offset. We have reflected another set of guarantor financial information reflecting the current status of our draft as Appendix A to this letter.

Draft Revised Guarantor Condensed Consolidating Statements of Cash Flows

2.
There are new rows included in the Draft Revised Guarantor Condensed Consolidating Statements of Cash Flows in the October 25, 2011 presentation. These rows include the "Capital contribution (to)/from subsidiary" line item within the Investing section and the "Capital contribution from/(to) parent" line item within the Financing section. These rows were not included in the presentation of the condensed consolidating statement of cash flows for the year ended December 31, 2011 that was included in Appendix 2 of your response letter dated July 17, 2012. Where were the amounts in these new line items included in the presentation used in your letter dated July 17, 2012? How did the Company objectively determine that these cash flows were capital contributions and returns of capital instead of dividends? Explain why these cash flows do not appear to be consistent from period-to-period.

Response to Comment 2

As a result of the Staff's request in comment 2 of the letter dated October 18, 2012 that the Company reclassify intercompany loans and advances out of operating cash flows and reflect them in financing cash flows, the Company reviewed its prior presentation provided in Appendix 2 of our letter dated July 17, 2012 ("Appendix 2") of other intercompany capital transactions, including transactions in which parent entities within the consolidated group contribute capital to subsidiary entities and and subsidiary entities return capital back to the parent entities.

In Appendix 2, capital contribution cash outflows were disclosed within the investing section of the condensed consolidating statements of cash flows as "Purchase of other investments" or "Other net increases/(decreases) in investing activities" by the parent entities with the group. Returns of capital cash outflows from subsidiary entities to parent entities were also reflected by the subsidiaries within the investing section of the condensed consolidating statements of cash flows as "Other net increases/(decreases) in investing activities."

October 29, 2012
Mr. Rufus Decker

In reviewing and challenging our prior disclosure, we determined that parent investments in subsidiary entities should be classified as investing cash outflows in accordance with ASC 230-10-45-13. Additionally, there is symmetry between the parent entity's cash flow presentation of capital contributions as investing activities and its balance sheet accounting for capital contributions, which reflects these transactions as increases to investment balances. When the investment is returned to the parent, the parent reflects the return as an investing cash inflow in accordance with ASC 230-10-45-12. Receipt and returns of capital, however, should be reflected as financing cash flows by the subsidiary entity in accordance with ASC 230-10-20 and 230-10-45-14 and 45-15.

We determined that the returns of capital from the subsidiaries were not dividend transactions through our review of the accounting treatment followed by the parent and subsidiary entities. The subsidiary entities had recorded the returns of capital as reductions of their capital accounts and not as reductions of retained earnings. Similarly, the parent entities had recorded the receipt of the returns of capital as reductions of their investments in the subsidiaries and not as dividend income.

As a result of the Staff's comments relating to the classification of intercompany balances and the presentation of intercompany cash flows in the guarantor condensed consolidating financial statements, the Company has developed additional review procedures for the preparation of this information. These procedures include reviewing the investment in subsidiary roll forwards for the parent entities, which will allow for the proper characterization of intercompany capital transactions between parent and subsidiaries. Additionally, a summary schedule is now being created listing all intercompany capital transactions to be used as a tracking and cash flow matching worksheet for the parent and subsidiary entities.

The Staff requested further explanation relating to the classification of certain capital transactions between entities within our consolidated group. These 2011 intercompany capital transactions are separately explained below.

1.
The Issuer invested new capital into a guarantor entity of $116.0 million.  In Appendix 2, we reported this Issuer cash outflow as an investing outflow in the "Purchase of other investments" line item within the investing section in the Issuer column. The Guarantor entity who received the capital reported this cash receipt within operating activities (a positive $116.0 million was included in the $115.7).  We had double-reported the receipt of the capital as an investing inflow by the non-Guarantors (a positive $116.0 million was included within the $27.2 million balance in "Purchase of other investments" in the non-guarantor column) and as a non-Guarantor operating cash outflow (a negative $116.0 million was included in the $488.4 million non-Guarantor cash provided by operating activities).  This gross-up in the non-Guarantor column offset to zero in the non-Guarantor net cash flows.

In the cash flow information included in our October 25, 2012 letter, we corrected this presentation. The $116.0 million continues to be reflected within the investing section of the Issuer but is now separately presented as a capital contribution to a subsidiary. The receipt of this amount is reflected within the financing section of the Guarantor column as a cash inflow.

Please refer to the line items marked (C) in the reconciliations provided in response to comment 3 below for an illustration of the reclassifications relating to the $116.0 million.

October 29, 2012
Mr. Rufus Decker

2.  A non-guarantor entity returned capital of $61.0 million to the Issuer.  In Appendix 2, we reported the Issuer cash inflow in the Issuer investing cash flows within the $62.5 million balance in the "Other net increases/(decreases) in investing activities" line item.  The non-Guarantor similarly reflected the return of capital cash outflow in investing cash flows within the negative $27.9 million balance in the same line item.

In the draft cash flow information included in our October 25, 2012 letter, we reflected the non-Guarantor's return of capital as a cash outflow in the "Capital contribution (to)/from subsidiary" line item within the non-Guarantor's investing cash flows. We similarly reflected the $61.0 million as a positive balance in the Issuer's financing cash flows.

In the cash flow information included within this letter at Appendix A, the non-guarantor has now presented this return of capital as a financing cash outflow in the "Capital contribution from/(to) parent" line item.

Please refer to the line items marked (D) in the reconciliations provided in response to comment 3 below for an illustration of the reclassifications relating to the $61.0 million.

3.
The parent invested $23.1 million in several non-guarantor subsidiaries. In Appendix 2, we included this investment within the $25.6 million Parent cash outflow in the "Purchase of other investments" line item within the Parent's investing cash flows.  The receipt of this capital was also reflected as an investing activity by the non-Guarantor subsidiary recipients and was included within the $27.2 million non-Guarantor cash inflow in the "Purchase of other investments" line item.

In the cash flow information included in our October 25, 2012 letter, the $23.1 million capital contribution is reflected in the Parent column within the investing section as a "Capital contribution (to)/from subsidiary," and in the non-Guarantor column within the financing section as a "Capital contribution from/(to) parent."

Please refer to the line items marked (E) in the reconciliations provided in response to comment 3 below for an illustration of the reclassifications relating to the $23.1 million.

Capital transactions between parent and subsidiary entities may differ from period-to-period. During our call on October 26, 2012, the Staff requested further explanation for certain 2010 intercompany capital transactions reflected in the condensed consolidating cash flow information that we presented in our October 25, 2012 letter. These transactions are further explained below.

1.
The Parent made two investments during the period: $62.7 million into the Issuer, and $140.4 million into non-Guarantor entities. Both of these investments were included as cash outflows within the positive $209.7 million balance in the "Capital contribution (to)/from subsidiary" line item in the Parent column.

The Issuer entity receiving the $62.7 million reflected this as a financing cash inflow in the "Capital contribution from/(to) parent" line item. The non-Guarantor entities receiving the $140.4 million reflected this as a financing cash inflow in this same line item. The $140.4 million positive number is included within the negative $272.4 million cash flow.

October 29, 2012
Mr. Rufus Decker

2.
Non-Guarantor entities returned capital of $412.8 million to the Parent. The Parent is reflecting this as an investing cash inflow. Therefore, the $412.8 million inflow less the $62.7 million outflow less the $140.4 million outflow equal the positive $209.7 million balance in the Parent's "Capital contribution (to)/from subsidiary" line item. Likewise, in the non-Guarantor financing section, the $412.8 million cash outflow less the $140.4 million cash inflow discussed above equals the $272.4 million balance in the non-Guarantor's "Capital contribution from/(to) parent" line item.

3.
Provide a reconciliation of the cash flows from operating activities reported in the Company's 2011 Form 10-K filed on February 24, 2012, to the balances presented as cash flows from operating activities in the Draft Guarantor Condensed Consolidating Statement of Cash Flows in the Company's letter dated October 25, 2012. Provide a reconciliation of cash flows from investing activities reported in Appendix 2 of the Company's July 17, 2012 letter to the balances presented as cash flows from investing activities in the Company's October 25, 2012 letter.

Response to Comment 3

The requested reconciliations are presented below. Reconciling items primarily relate to the reclassifications made to properly reflect the capital transactions discussed in our response to comment 2 above. Additionally, we have reclassified intercompany loans and advances from operating cash flows and into financing cash flows, as requested by the Staff in comment 2 of their letter dated October 18, 2012.

We attach an updated draft of our full condensed consolidating guarantor financial statements to be contained in our 2011 Form 10-K/A at Appendix A of this letter.

October 29, 2012
Mr. Rufus Decker

Reconciliation of Changes to Guarantor Condensed Consolidating Statements of Cash Flows

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Operating activities:
Net cash provided by/(used in) operating activities, as reported in the 2011 Form 10-K	115.7	536.8	55.5	650.3	(393.5)	964.8
Reclassifications:
(A) Dividend	—	(48.4)	48.4	—	—	—
Net cash provided by/(used in) operating activities, as reported in Appendix 2 of the Company's July 17, 2012 letter	115.7	488.4	103.9	650.3	(393.5)	964.8
Reclassifications:
(B) Reclassification of intercompany loans	299.9	69.1	(107.7)	(261.3)	—	—
(C) New capital invested from Issuer to guarantor	(116.0)	116.0	—	—	—	—
Other	—	(0.1)	0.1	—	—	—
Net cash provided by/(used in) operating activities, as reported in the Company's October 25, 2012 letter and as reported in Appendix A of this letter	299.6	673.4	(3.7)	389.0	(393.5)	964.8

Investing activities:
Net cash provided by/(used in) investing activities, as reported in the Company's 2011 Form 10-K and as reported in Appendix 2 of the Company's July 17, 2012 letter	(76.5)	486.9	(53.5)	(6.3)	(2.5)	348.1
Reclassifications:
(C) New capital invested from Issuer to Guarantor	—	(116.0)	—	—	116.0	—
(D) Return of capital from non-Guarantor to Issuer	—		(61.0)	—	61.0	—
(E) New investment from Parent to non-Guarantor	—	(23.1)	—	—	23.1	—
Other	—	(2.5)	—	—	2.5	—
Net cash provided by/(used in) investing activities, as reported in the Company's October 25, 2012 letter	(76.5)	345.3	(114.5)	(6.3)	200.1	348.1
Reclassifications:
(D) Return of capital from non-Guarantor to Issuer	—	61.0	61.0	—	(122.0)	—
Net cash provided by/(used in) investing activities, as reported in Appendix A of this letter	(76.5)	406.3	(53.5)	(6.3)	78.1	348.1

Please see the footnotes to this table on the next page.

October 29, 2012
Mr. Rufus Decker

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Financing activities:
Net cash provided by/(used in) financing activities, as reported in the Company's 2011 Form 10-K	(31.0)	(1,042.5)	—	(644.6)	396.0	(1,322.1)
Reclassifications:
(A) Dividend from Issuer to Parent	—	48.4	(48.4)	—	—	—
Net cash provided by/(used in) financing activities, as reported in Appendix 2 of the Company's July 17, 2012 letter	(31.0)	(994.1)	(48.4)	(644.6)	396.0	(1,322.1)
Reclassifications:
(B) Reclassification of intercompany loans	(299.9)	(69.1)	107.7	261.3	—	—
(C) New capital invested from Issuer to Guarantor	116.0	—	—	—	(116.0)	—
(D) Return of capital from non-Guarantor to Issuer	—	—	61.0	—	(61.0)	—
(E) New investment from Parent to non-Guarantor	—	23.1	—	—	(23.1)	—
Other	—	2.6	(0.1)	—	(2.5)	—
Net cash provided by/(used in) financing activities, as reported in the Company's October 25, 2012 letter	(214.9)	(1,037.5)	120.2	(383.3)	193.4	(1,322.1)
Reclassifications:
(D) Return of capital from non-Guarantor to Issuer	—	(61.0)	(61.0)	—	122.0	—
Net cash provided by/(used in) financing activities, as reported in Appendix A of this letter	(214.9)	(1,098.5)	59.2	(383.3)	315.4	(1,322.1)

Footnotes:

(A)	The reclassification of intercompany dividend from the Issuer to the Parent was discussed in our response to comment 11 in our letter dated September 28, 2012.

(B)
We have reclassified all current and noncurrent intercompany loans and advances from operating cash flows into financing cash flows based upon the guidance in ASC 230-10-45-14. Please note that cash flows resulting from the movement in transactional intercompany activities remains in operating cash flows.

(C)	Discussed in point 1 of the 2011 section of our response to comment 2 above.

(D)	Discussed in point 2 of the 2011 section of our response to comment 2 above.

(E)	Discussed in point 3 of the 2011 section of our response to comment 2 above.

October 29, 2012
Mr. Rufus Decker

* * * *

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP

October 29, 2012
Mr. Rufus Decker

APPENDIX A
DRAFT GUARANTOR FOOTNOTE

GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Invesco Holding Company Limited, the Issuer and a subsidiary of Invesco Ltd. (the Parent), issued 5.625% $300 million senior notes due 2012, 5.375% $350 million senior notes due 2013, and 5.375% $200 million senior notes due 2014. (See Note 9, "Debt," for outstanding balances at December 31, 2011 and December 31, 2010.) These senior notes, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the Parent, together with the following 100% owned subsidiaries: Invesco Management Group, Inc., Invesco Advisers, Inc., IVZ Inc., and Invesco North American Holdings, Inc. (the Guarantors). The company’s remaining consolidated subsidiaries do not guarantee this debt. The guarantees of each of the Guarantors are joint and several. Presented below are Condensed Consolidating Balance Sheets as of December 31, 2011 and December 31, 2010, Condensed Consolidating Statements of Income for the years ended December 31, 2011, 2010, and 2009, Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009, and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009.

The Condensed Consolidating Balance Sheets, Condensed Consolidating Statements of Income, and Condensed Consolidating Statements of Cash Flows included in this footnote have been revised from the disclosure provided in the company's Form 10-K filed on February 24, 2012 to conform to the requirements of Rule 3-10 of Regulation S-X. The revised disclosure presents the line items of the Condensed Consolidating Balance Sheets, Condensed Consolidating Statements of Income, and Condensed Consolidating Statements of Cash Flows at a more disaggregated level than that which was previously presented. In the prior disclosure, all intercompany receivable and payable balances were presented net between current and non-current liabilities on the Condensed Consolidating Balance Sheets. The revised presentation grosses up the intercompany balances and presents them as current and non-current intercompany receivables and payables. In the prior disclosure, all intercompany revenue and expense sharing arrangements were presented on a net basis on the Condensed Consolidating Statements of Income. The revised presentation grosses up the intercompany balances and presents them separately as revenues and expenses. In the prior disclosure, certain intercompany loan, capital, and dividend activity was incorrectly classified in the Condensed Consolidating Statements of Cash Flows. The revised presentation corrects the classification of these amounts as cash flows from financing activities on the Condensed Consolidating Statements of Cash Flows.

These corrections to the presentation had no impact to the company's consolidated net income attributable to common shareholders, earnings per share or retained earnings. They did not have any impact on the total equity of the Guarantors, non-Guarantors, Issuer, or Parent entities, nor did these changes impact the non-intercompany balances. These corrections to the presentation had no impact on any liquidity measures of the company, nor did they impact ratios based on the company's balance sheet or income statement. They did not alter the net increase or decrease in cash for the Guarantors, non-Guarantors, Issuer, or Parent entities. There was no impact to the company's loan covenants as a result of these corrections.

The impact of the corrections on the affected condensed consolidating financial statement captions as previously reported in the Company's Form 10-K for the period ended December 31, 2011 is quantified in the tables below.

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Impact of Revision on Guarantor Condensed Consolidating Balance Sheets

	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
$ in millions
December 31, 2011
Total current assets:
Increase/(decrease) in current assets	487.5	421.8	34.8	—	(944.1)	—
Increase/(decrease) in non current assets	345.3	1,438.2	567.8	—	(2,351.3)	—
Increase/(decrease) in assets	832.8	1,860.0	602.6	—	(3,295.4)	—
Increase/(decrease) in current liabilities	377.0	507.9	29.9	29.3	(944.1)	—
Increase/(decrease) in non current liabilities	455.8	1,352.1	572.7	(29.3)	(2,351.3)	—
Increase/(decrease) in liabilities	832.8	1,860.0	602.6	—	(3,295.4)	—
Increase/(decrease) in equity	—	—	—	—	—	—

December 31, 2010
Increase/(decrease) in current assets	328.7	363.0	157.2	—	(848.9)	—
Increase/(decrease) in non current assets	10.1	1,393.0	567.8	—	(1,970.9)	—
Increase/(decrease) in assets	338.8	1,756.0	725.0	—	(2,819.8)	—
Increase/(decrease) in current liabilities	310.7	316.5	49.8	171.9	(848.9)	—
Increase/(decrease) in non current liabilities	28.1	1,439.5	675.2	(171.9)	(1,970.9)	—
Increase/(decrease) in liabilities	338.8	1,756.0	725.0	—	(2,819.8)	—
Increase/(decrease) in equity	—	—	—	—	—	—

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Impact of Revision on Guarantor Condensed Consolidating Statements of Income

	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
$ in millions
December 31, 2011
Increase/(decrease) in operating revenues	—	203.4	—	—	(203.4)	—
Increase/(decrease) in operating expenses	—	203.4	—	—	(203.4)	—

December 31, 2010
Increase/(decrease) in operating revenues	—	180.3	—	—	(180.3)	—
Increase/(decrease) in operating expenses	—	180.3	—	—	(180.3)	—

December 31, 2009
Increase/(decrease) in operating revenues	—	68.3	4.7	—	(73.0)	—
Increase/(decrease) in operating expenses	—	68.3	4.7	—	(73.0)	—

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Impact of Revision on Guarantor Condensed Consolidating Statements of Cash Flows

	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
$ in millions
Year ended December 31, 2011
Total change in net cash (used in)/provided by operating activities:	183.9	136.6	(59.2)	(261.3)	—	—
Total change in net cash (used in)/provided by investing activities:	—	(80.6)	—	—	80.6	—
Total change in net cash (used in)/provided by financing activities:	(183.9)	(56.0)	59.2	261.3	(80.6)	—
Total change in (decrease)/increase in cash and cash equivalents:	—	—	—	—	—	—

Year ended December 31, 2010
Total change in net cash (used in)/provided by operating activities:	213.7	(116.1)	(103.6)	6.0	—	—
Total change in net cash (used in)/provided by investing activities:	—	(300.3)	—	—	300.3	—
Total change in net cash (used in)/provided by financing activities:	(213.7)	416.4	103.6	(6.0)	(300.3)	—
Total change in (decrease)/increase in cash and cash equivalents:	—	—	—	—	—	—

Year ended December 31, 2009
Total change in net cash (used in)/provided by operating activities:	(196.8)	526.0	(20.8)	(2.4)	(306.0)	—
Total change in net cash (used in)/provided by investing activities:	(0.2)	54.2	(0.1)	—	(53.9)	—
Total change in net cash (used in)/provided by financing activities:	197.0	(580.2)	20.9	2.4	359.9	—
Total change in (decrease)/increase in cash and cash equivalents:	—	—	—	—	—	—

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Revised Condensed Consolidating Balance Sheets

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
As of December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	20.6	703.2	3.1	0.5	—	727.4
Cash and cash equivalents of consolidated investment products	—	382.3	—	—	—	382.3
Unsettled fund receivables	—	444.4	—	—	—	444.4
Accounts receivable	163.6	260.8	—	—	—	424.4
Accounts receivable of consolidated investment products	—	98.5	—	—	—	98.5
Investments	4.2	266.2	—	13.3	—	283.7
Prepaid assets	9.7	41.5	—	—	—	51.2
Other current assets	39.3	120.3	1.1	0.2	(10.9)	150.0
Deferred tax asset, net	18.9	9.8	—	—	—	28.7
Assets held for policyholders	—	1,243.5	—	—	—	1,243.5
Intercompany receivables	477.0	421.4	34.8	—	(933.2)	—
Total current assets	733.3	3,991.9	39.0	14.0	(944.1)	3,834.1
Non-current assets:
Investments	50.0	144.4	3.4	3.0	—	200.8
Investments of consolidated investment products	—	6,629.0	—	—	—	6,629.0
Security deposit assets and receivables	—	81.2	—	—	—	81.2
Other non-current assets	8.5	6.6	2.8	—	—	17.9
Deferred sales commissions	13.9	26.6	—	—	—	40.5
Property and equipment, net	145.3	167.5	—	—	—	312.8
Intangible assets, net	420.6	902.2	—	—	—	1,322.8
Goodwill	2,312.8	4,161.8	433.3	—	—	6,907.9
Intercompany receivables	333.0	1,450.5	567.8	—	(2,351.3)	—
Investment in subsidiaries	1,228.2	5.6	5,116.3	8,465.0	(14,815.1)	—
Total non-current assets	4,512.3	13,575.4	6,123.6	8,468.0	(17,166.4)	15,512.9
Total assets	5,245.6	17,567.3	6,162.6	8,482.0	(18,110.5)	19,347.0
LIABILITIES AND EQUITY
Current liabilities:
Current maturities of total debt	—	—	215.1	—	—	215.1
Unsettled fund payables	—	439.6	—	—	—	439.6
Income taxes payable	—	63.1	7.4	—	(10.9)	59.6
Other current liabilities	144.3	685.4	11.1	0.7	—	841.5
Other current liabilities of consolidated investment products	—	175.1	—	—	—	175.1
Policyholder payables	—	1,243.5	—	—	—	1,243.5
Intercompany payables	366.5	507.5	29.9	29.3	(933.2)	—
Total current liabilities	510.8	3,114.2	263.5	30.0	(944.1)	2,974.4
Non-current liabilities:
Long-term debt	539.0	—	530.6	—	—	1,069.6
Long-term debt of consolidated investment products	—	5,512.9	—	—	—	5,512.9
Deferred tax liabilities, net	29.6	244.4	—	—	—	274.0
Security deposits payable	—	81.2	—	—	—	81.2
Other non-current liabilities	55.1	242.2	—	—	—	297.3
Intercompany payables	1,361.8	—	656.6	332.9	(2,351.3)	—
Total non-current liabilities	1,985.5	6,080.7	1,187.2	332.9	(2,351.3)	7,235.0
Total liabilities	2,496.3	9,194.9	1,450.7	362.9	(3,295.4)	10,209.4
Equity:
Total equity attributable to common shareholders	2,749.3	7,353.9	4,711.9	8,119.1	(14,815.1)	8,119.1
Equity attributable to noncontrolling interests in consolidated entities	—	1,018.5	—	—	—	1,018.5
Total equity	2,749.3	8,372.4	4,711.9	8,119.1	(14,815.1)	9,137.6
Total liabilities and equity	5,245.6	17,567.3	6,162.6	8,482.0	(18,110.5)	19,347.0

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Revised Condensed Consolidating Balance Sheets (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
As of December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	12.4	725.9	1.1	1.1	—	740.5
Cash and cash equivalents of consolidated investment products	—	636.7	—	—	—	636.7
Unsettled fund receivables	—	513.4	—	—	—	513.4
Accounts receivable	100.5	324.2	—	—	—	424.7
Accounts receivable of consolidated investment products	—	158.8	—	—	—	158.8
Investments	7.4	269.5	—	31.9	—	308.8
Prepaid assets	9.6	54.4	—	—	—	64.0
Other current assets	39.6	67.9	6.1	0.7	(12.5)	101.8
Deferred tax asset, net	14.6	15.8	—	—	—	30.4
Assets held for policyholders	—	1,295.4	—	—	—	1,295.4
Intercompany receivables	320.3	363.1	153.0	—	(836.4)	—
Total current assets	504.4	4,425.1	160.2	33.7	(848.9)	4,274.5
Non-current assets:
Investments	35.3	125.0	1.7	2.4	—	164.4
Investments of consolidated investment products	—	7,206.0	—	—	—	7,206.0
Security deposit assets and receivables	—	146.3	—	—	—	146.3
Other non-current assets	2.8	14.8	2.8	0.5	—	20.9
Deferred sales commissions	12.2	30.0	—	—	—	42.2
Property and equipment, net	122.9	149.5	—	—	—	272.4
Intangible assets, net	393.9	943.3	—	—	—	1,337.2
Goodwill	2,322.9	4,216.5	440.8	—	—	6,980.2
Intercompany receivables	—	1,403.1	567.8	—	(1,970.9)	—
Investment in subsidiaries	1,333.8	5.5	4,766.1	8,400.6	(14,506.0)	—
Total non-current assets	4,223.8	14,240.0	5,779.2	8,403.5	(16,476.9)	16,169.6
Total assets	4,728.2	18,665.1	5,939.4	8,437.2	(17,325.8)	20,444.1
LIABILITIES AND EQUITY
Current liabilities:
Unsettled fund payables	—	504.8	—	—	—	504.8
Income taxes payable	—	84.7	—	—	(12.5)	72.2
Other current liabilities	120.9	774.5	9.6	0.7	—	905.7
Other current liabilities of consolidated investment products	—	486.4	—	—	—	486.4
Policyholder payables	—	1,295.4	—	—	—	1,295.4
Intercompany payables	302.3	316.5	45.7	171.9	(836.4)	—
Total current liabilities	423.2	3,462.3	55.3	172.6	(848.9)	3,264.5
Non-current liabilities:
Long-term debt	570.0	—	745.7	—	—	1,315.7
Long-term debt of consolidated investment products	—	5,865.4	—	—	—	5,865.4
Deferred tax liabilities, net	10.1	218.9	—	—	—	229.0
Security deposits payable	—	146.3	—	—	—	146.3
Other non-current liabilities	27.0	235.3	—	—	—	262.3
Intercompany payables	1,317.8	—	653.1	—	(1,970.9)	—
Total non-current liabilities	1,924.9	6,465.9	1,398.8	—	(1,970.9)	7,818.7
Total liabilities	2,348.1	9,928.2	1,454.1	172.6	(2,819.8)	11,083.2
Equity:
Total equity attributable to common shareholders	2,380.1	7,640.6	4,485.3	8,264.6	(14,506.0)	8,264.6
Equity attributable to noncontrolling interests in consolidated entities	—	1,096.3	—	—	—	1,096.3
Total equity	2,380.1	8,736.9	4,485.3	8,264.6	(14,506.0)	9,360.9
Total liabilities and equity	4,728.2	18,665.1	5,939.4	8,437.2	(17,325.8)	20,444.1

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Revised Condensed Consolidating Statements of Income

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Operating Revenues:
Investment management fees	1,153.9	1,984.6	—	—	—	3,138.5
Service and distribution fees	91.9	688.4	—	—	—	780.3
Performance fees	11.4	26.5	—	—	—	37.9
Other	15.2	120.3	—	—	—	135.5
Intercompany Revenues	27.1	176.3	—	—	(203.4)	—
Total operating revenues	1,299.5	2,996.1	—	—	(203.4)	4,092.2
Operating expenses:
Employee compensation	341.5	897.5	—	7.2	—	1,246.2
Third-party distribution, service and advisory	89.7	1,192.8	—	—	—	1,282.5
Marketing	5.1	80.9	—	—	—	86.0
Property, office and technology	105.1	148.8	—	0.7	—	254.6
General and administrative	81.5	207.7	—	6.2	—	295.4
Transaction and integration	—	29.4	—	—	—	29.4
Intercompany Expenses	175.8	27.1	—	0.5	(203.4)	—
Total operating expenses	798.7	2,584.2	—	14.6	(203.4)	3,194.1
Operating income/(loss)	500.8	411.9	—	(14.6)	—	898.1
Other income/(expense):
Equity in earnings of unconsolidated affiliates	(0.4)	29.6	453.9	745.1	(1,197.7)	30.5
Interest and dividend income	3.5	87.2	49.3	0.9	(129.9)	11.0
Interest income of consolidated investment products	—	307.2	—	—	—	307.2
Other gains/(losses) of consolidated investment products, net	—	(138.9)	—	—	—	(138.9)
Interest expense	(136.3)	(1.0)	(50.3)	(4.1)	129.9	(61.8)
Interest expense of consolidated investment products	—	(187.0)	—	—	—	(187.0)
Other gains and losses, net	44.6	3.4	(1.4)	2.4	—	49.0
Income before income taxes	412.2	512.4	451.5	729.7	(1,197.7)	908.1
Income tax provision	(111.5)	(161.0)	(13.6)	—	—	(286.1)
Net income	300.7	351.4	437.9	729.7	(1,197.7)	622.0
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	—	107.7	—	—	—	107.7
Net income attributable to common shareholders	300.7	459.1	437.9	729.7	(1,197.7)	729.7

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Revised Condensed Consolidating Statements of Income (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2010
Operating Revenues:
Investment management fees	906.0	1,814.9	—	—	—	2,720.9
Service and distribution fees	86.5	559.0	—	—	—	645.5
Performance fees	2.4	23.7	—	—	—	26.1
Other	4.1	91.1	—	—	—	95.2
Intercompany Revenues	32.6	147.7	—	—	(180.3)	—
Total operating revenues	1,031.6	2,636.4	—	—	(180.3)	3,487.7
Operating expenses:
Employee compensation	311.9	796.6	—	6.4	—	1,114.9
Third-party distribution, service and advisory	42.8	1,011.0	—	—	—	1,053.8
Marketing	35.6	42.8	—	0.1	—	78.5
Property, office and technology	107.2	130.4	—	0.8	—	238.4
General and administrative	97.5	157.1	—	7.6	—	262.2
Transaction and integration	—	150.0	—	—	—	150.0
Intercompany Expenses	147.4	32.6	—	0.3	(180.3)	—
Total operating expenses	742.4	2,320.5	—	15.2	(180.3)	2,897.8
Operating income/(loss)	289.2	315.9	—	(15.2)	—	589.9
Other income/(expense):
Equity in earnings of unconsolidated affiliates	5.7	33.4	266.5	477.3	(742.7)	40.2
Interest and dividend income	0.6	96.7	17.4	13.4	(117.7)	10.4
Interest income of consolidated investment products	—	240.9	—	—	—	240.9
Other gains/(losses) of consolidated investment products, net	—	114.0	—	—	—	114.0
Interest expense	(113.3)	(1.8)	(60.1)	(1.1)	117.7	(58.6)
Interest expense of consolidated investment products	—	(118.6)	—	—	—	(118.6)
Other gains and losses, net	2.9	16.6	0.8	(4.7)	—	15.6
Income before income taxes	185.1	697.1	224.6	469.7	(742.7)	833.8
Income tax provision	(66.1)	(129.2)	2.3	(4.0)	—	(197.0)
Net income	119.0	567.9	226.9	465.7	(742.7)	636.8
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	—	(171.1)	—	—	—	(171.1)
Net income attributable to common shareholders	119.0	396.8	226.9	465.7	(742.7)	465.7

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Revised Condensed Consolidating Statements of Income (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2009
Operating Revenues:
Investment management fees	482.0	1,638.2	—	—	—	2,120.2
Service and distribution fees	49.0	363.6	—	—	—	412.6
Performance fees	0.2	29.8	—	—	—	30.0
Other	2.4	62.1	—	—	—	64.5
Intercompany Revenues	16.1	52.2	4.7	—	(73.0)	—
Total operating revenues	549.7	2,145.9	4.7	—	(73.0)	2,627.3
Operating expenses:
Employee compensation	214.5	729.5	—	6.8	—	950.8
Third-party distribution, service and advisory	3.2	733.8	—	—	—	737.0
Marketing	23.8	41.5	—	—	—	65.3
Property, office and technology	52.8	159.2	—	0.3	—	212.3
General and administrative	81.5	78.7	1.4	5.2	—	166.8
Transaction and integration	—	10.8	—	—	—	10.8
Intercompany Expenses	56.3	16.1	—	0.6	(73.0)	—
Total operating expenses	432.1	1,769.6	1.4	12.9	(73.0)	2,143.0
Operating income/(loss)	117.6	376.3	3.3	(12.9)	—	484.3
Other income/(expense):
Equity in earnings of unconsolidated affiliates	17.1	53.3	148.3	326.3	(518.0)	27.0
Interest and dividend income	0.7	42.5	12.8	9.5	(55.7)	9.8
Interest income of consolidated investment products	—	—	—	—	—	—
Other gains/(losses) of consolidated investment products, net	(0.4)	(125.6)	21.5	(2.4)	—	(106.9)
Interest expense	(51.9)	(0.2)	(68.1)	—	55.7	(64.5)
Interest expense of consolidated investment products	—	—	—	—	—	—
Other gains and losses, net	(0.6)	1.0	5.4	2.0	—	7.8
Income before income taxes	82.5	347.3	123.2	322.5	(518.0)	357.5
Income tax provision	(0.2)	(136.5)	(11.5)	—	—	(148.2)
Net income	82.3	210.8	111.7	322.5	(518.0)	209.3
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	—	113.2	—	—	—	113.2
Net income attributable to common shareholders	82.3	324.0	111.7	322.5	(518.0)	322.5

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Condensed Consolidating Statements of Comprehensive Income

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Net income	300.7	351.4	437.9	729.7	(1,197.7)	622.0
Other comprehensive income, before tax:
Currency translation differences on investments in overseas subsidiaries	9.9	(58.7)	—	—	—	(48.8)
Change in accumulated other comprehensive income related to employee benefit plans	0.9	(43.3)	—	—	—	(42.4)
Change in accumulated other comprehensive income of equity method investments	(0.2)	(7.0)	—	—	—	(7.2)
Comprehensive income of subsidiaries	—	9.5	(40.4)	(117.7)	148.6	—
Change in net unrealized gains on available-for-sale investments	(1.6)	(6.2)	—	(4.5)	—	(12.3)
Other comprehensive income (loss), before tax	9.0	(105.7)	(40.4)	(122.2)	148.6	(110.7)
Income tax related to items of other comprehensive income:
Tax benefit (expense) on foreign currency translation adjustments	—	0.5	—	—	—	0.5
Tax benefit (expense) on comprehensive income related to employee benefit plans	—	9.3	—	—	—	9.3
Tax benefit (expense) on change in net unrealized gains on available-for-sale investments	0.5	1.3	—	—	—	1.8
Total income tax benefit (expense) related to items of other comprehensive income	0.5	11.1	—	—	—	11.6
Other comprehensive income, net of tax	9.5	(94.6)	(40.4)	(122.2)	148.6	(99.1)
Total comprehensive income	310.2	256.8	397.5	607.5	(1,049.1)	522.9
Comprehensive loss (income) attributable to noncontrolling interests in consolidated entities	—	84.6	—	—	—	84.6
Comprehensive income attributable to common shareholders	310.2	341.4	397.5	607.5	(1,049.1)	607.5

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Condensed Consolidating Statements of Comprehensive Income (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2010
Net income	119.0	567.9	226.9	465.7	(742.7)	636.8
Other comprehensive income, before tax:
Currency translation differences on investments in overseas subsidiaries	—	77.3	—	—	—	77.3
Change in accumulated other comprehensive income related to employee benefit plans	—	18.7	—	—	—	18.7
Change in accumulated other comprehensive income of equity method investments	—	2.9	—	—	—	2.9
Comprehensive income of subsidiaries	—	0.1	106.7	93.8	(200.6)	—
Change in net unrealized gains on available-for-sale investments	0.2	(3.6)	—	13.3	—	9.9
Other comprehensive income (loss), before tax	0.2	95.4	106.7	107.1	(200.6)	108.8
Income tax related to items of other comprehensive income:
Tax benefit (expense) on foreign currency translation adjustments	—	—	—	—	—	—
Tax benefit (expense) on comprehensive income related to employee benefit plans	—	(6.2)	—	—	—	(6.2)
Tax benefit (expense) on change in net unrealized gains on available-for-sale investments	(0.1)	(0.7)	—	—	—	(0.8)
Total income tax benefit (expense) related to items of other comprehensive income	(0.1)	(6.9)	—	—	—	(7.0)
Other comprehensive income, net of tax	0.1	88.5	106.7	107.1	(200.6)	101.8
Total comprehensive income	119.1	656.4	333.6	572.8	(943.3)	738.6
Comprehensive loss (income) attributable to noncontrolling interests in consolidated entities	—	(165.8)	—	—	—	(165.8)
Comprehensive income attributable to common shareholders	119.1	490.6	333.6	572.8	(943.3)	572.8

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Condensed Consolidating Statements of Comprehensive Income (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2009
Net income	82.3	210.8	111.7	322.5	(518.0)	209.3
Other comprehensive income, before tax:
Currency translation differences on investments in overseas subsidiaries	(19.5)	507.8	—	—	—	488.3
Change in accumulated other comprehensive income related to employee benefit plans	3.6	(18.7)	—	—	—	(15.1)
Change in accumulated other comprehensive income of equity method investments	—	—	—	—	—	—
Comprehensive income of subsidiaries	—	(11.3)	307.2	482.3	(778.2)	—
Change in net unrealized gains on available-for-sale investments	(1.0)	8.5	—	7.1	—	14.6
Adoption of guidance now encompassed in ASC Topic 320	—	(1.5)	—	—	—	(1.5)
Other comprehensive income (loss), before tax	(16.9)	484.8	307.2	489.4	(778.2)	486.3
Income tax related to items of other comprehensive income:
Tax benefit (expense) on foreign currency translation adjustments	7.0	(6.3)	—	—	—	0.7
Tax benefit (expense) on comprehensive income related to employee benefit plans	(1.1)	5.2	—	—	—	4.1
Tax benefit (expense) on change in net unrealized gains on available-for-sale investments	(0.3)	(1.4)	—	—	—	(1.7)
Total income tax benefit (expense) related to items of other comprehensive income	5.6	(2.5)	—	—	—	3.1
Other comprehensive income, net of tax	(11.3)	482.3	307.2	489.4	(778.2)	489.4
Total comprehensive income	71.0	693.1	418.9	811.9	(1,296.2)	698.7
Comprehensive loss (income) attributable to noncontrolling interests in consolidated entities	—	113.2	—	—	—	113.2
Comprehensive income attributable to common shareholders	71.0	806.3	418.9	811.9	(1,296.2)	811.9

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Revised Condensed Consolidating Statements of Cash Flows

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Operating activities:
Net cash provided by/(used in) operating activities	299.6	673.4	(3.7)	389.0	(393.5)	964.8
Investing activities:
Capital contribution (to)/from subsidiary	—	—	(55.0)	(23.1)	78.1	—
Purchase of investments by consolidated investment products	—	(2,991.4)	—	—	—	(2,991.4)
Proceeds from sale of investments by consolidated investment products	—	3,369.8	—	—	—	3,369.8
Returns of capital in investments of consolidated investment products	—	109.2	—	—	—	109.2
Purchase of other investments	(29.0)	(114.4)	—	—	—	(143.4)
Other net increases/(decreases) in investing activities	(47.5)	33.1	1.5	16.8	—	3.9
Net cash (used in)/provided by investing activities	(76.5)	406.3	(53.5)	(6.3)	78.1	348.1
Financing activities:
Capital contribution from/(to) parent	116.0	(37.9)	—	—	(78.1)	—
Purchases of treasury shares	—	—	—	(436.5)	—	(436.5)
Dividends paid	—	(345.3)	(48.4)	(220.6)	393.5	(220.8)
Capital invested into consolidated investment products	—	37.2	—	—	—	37.2
Capital distributed by consolidated investment products	—	(172.4)	—	—	—	(172.4)
Net borrowings/(repayments) of debt of consolidated investment products	—	(513.3)	—	—	—	(513.3)
Net borrowings/(repayments) under credit facility	(31.0)	—	—	—	—	(31.0)
Net intercompany borrowings/(repayments)	(299.9)	(69.1)	107.7	261.3	—	—
Other net increases/(decreases) in financing activities	—	2.3	(0.1)	12.5	—	14.7
Net cash (used in)/provided by financing activities	(214.9)	(1,098.5)	59.2	(383.3)	315.4	(1,322.1)
(Decrease)/increase in cash and cash equivalents	8.2	(18.8)	2.0	(0.6)	—	(9.2)
Foreign exchange movement on cash and cash equivalents	—	(3.9)	—	—	—	(3.9)
Cash and cash equivalents, beginning of year	12.4	725.9	1.1	1.1	—	740.5
Cash and cash equivalents, end of year	20.6	703.2	3.1	0.5	—	727.4

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Revised Condensed Consolidating Statements of Cash Flows (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2010
Operating activities:
Net cash provided by/(used in) operating activities	298.1	103.7	(45.2)	167.1	(144.5)	379.2
Investing activities:
Capital contribution (to)/from subsidiary	—	—	(97.2)	209.7	(112.5)	—
Purchase of investments by consolidated investment products	—	(2,367.7)	—	—	—	(2,367.7)
Proceeds from sale of investments by consolidated investment products	—	2,784.8	—	—	—	2,784.8
Returns of capital in investments of consolidated investment products	—	81.5	—	—	—	81.5
Purchase of other investments	(20.3)	(49.1)	—	—	—	(69.4)
Acquisition of businesses	(674.5)	(75.1)	—	—	—	(749.6)
Other net increases/(decreases) in investing activities	(47.6)	(9.5)	39.7	—	—	(17.4)
Net cash (used in)/provided by investing activities	(742.4)	364.9	(57.5)	209.7	(112.5)	(337.8)
Financing activities:
Capital contribution from/(to) parent	97.2	(272.4)	62.7	—	112.5	—
Purchases of treasury shares	—	—	—	(192.2)	—	(192.2)
Dividends paid	—	(144.5)	—	(197.9)	144.5	(197.9)
Capital invested into consolidated investment products	—	24.3	—	—	—	24.3
Capital distributed by consolidated investment products	—	(97.2)	—	—	—	(97.2)
Net borrowings/(repayments) of debt of consolidated investment products	—	(207.3)	—	—	—	(207.3)
Net borrowings/(repayments) under credit facility	570.0	—	—	—	—	570.0
Net intercompany borrowings/(repayments)	(310.9)	275.9	40.9	(5.9)	—	—
Other net increases/(decreases) in financing activities	—	14.9	—	19.5	—	34.4
Net cash provided by/(used in) financing activities	356.3	(406.3)	103.6	(376.5)	257.0	(65.9)
(Decrease)/increase in cash and cash equivalents	(88.0)	62.3	0.9	0.3	—	(24.5)
Foreign exchange movement on cash and cash equivalents	—	3.0	—	—	—	3.0
Cash and cash equivalents, beginning of year	100.4	660.6	0.2	0.8	—	762.0
Cash and cash equivalents, end of year	12.4	725.9	1.1	1.1	—	740.5

October 29, 2012
Mr. Rufus Decker

DRAFT GUARANTOR FOOTNOTE

Revised Condensed Consolidating Statements of Cash Flows (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2009
Operating activities:
Net cash provided by/(used in) operating activities	(34.4)	344.0	(19.8)	216.1	(143.2)	362.7
Investing activities:
Capital contribution (to)/from subsidiary	—	—	(173.3)	(538.0)	711.3	—
Purchase of investments by consolidated investment products	—	(44.1)	—	—	—	(44.1)
Proceeds from sale of investments by consolidated investment products	—	34.2	—	—	—	34.2
Returns of capital in investments of consolidated investment products	—	17.9	—	—	—	17.9
Purchase of other investments	(6.1)	(47.7)	—	—	—	(53.8)
Proceeds from sale of investments	0.5	22.3	278.2	—	(269.2)	31.8
Other net increases/(decreases) in investing activities	(20.7)	(67.7)	—	—	—	(88.4)
Net cash (used in)/provided by investing activities	(26.3)	(85.1)	104.9	(538.0)	442.1	(102.4)
Financing activities:
Capital contribution from/(to) parent	173.3	538.0	—	—	(711.3)	—
Purchases of treasury shares	—	—	—	(269.2)	269.2	—
Issuance of new shares	—	—	—	441.8	—	441.8
Proceeds from exercises of share options	—	—	—	80.0	—	80.0
Dividends paid	—	(143.2)	—	(168.9)	143.2	(168.9)
Capital invested into consolidated investment products	—	7.2	—	—	—	7.2
Capital distributed by consolidated investment products	—	(52.1)	—	—	—	(52.1)
Net borrowings/(repayments) under credit facility	—	—	(12.0)	—	—	(12.0)
Repayments of senior notes	—	—	(397.2)	—	—	(397.2)
Net intercompany borrowings/(repayments)	(434.6)	(126.8)	322.5	238.9	—	—
Other net increases/(decreases) in financing activities	—	0.4	0.1	—	—	0.5
Net cash (used in)/provided by financing activities	(261.3)	223.5	(86.6)	322.6	(298.9)	(100.7)
(Decrease)/increase in cash and cash equivalents	(322.0)	482.4	(1.5)	0.7	—	159.6
Foreign exchange movement on cash and cash equivalents	—	17.2	—	—	—	17.2
Cash and cash equivalents, beginning of year	422.4	161.0	1.7	0.1	—	585.2
Cash and cash equivalents, end of year	100.4	660.6	0.2	0.8	—	762.0